Filed Pursuant to Rule 253(g)(2)

File No. 024-12434

RED OAK CAPITAL FUND VII, LLC

SUPPLEMENT NO. 1 DATED SEPTEMBER 4, 2024

TO THE OFFERING CIRCULAR DATED JULY 31, 2024

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund VII, LLC (“we,” “our” or “us”), dated July 31, 2024 and filed by us with the Securities and Exchange Commission, or the Commission, on July 31, 2024, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to correct a typographical error found at “Investment Policies of Our Company – Investment Objectives” of the Offering Circular.

The second sentence of that section should read: “We intend to target a total return equal to 8.00% per annum on a calendar year, cumulative, non-compounding basis, to holders of Bonds, by leveraging the opportunities in the following areas herein.”